

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03040193

DC

December 5, 2003

Howard Malovany
Vice President, Secretary and
General Counsel
Wm. Wrigley Jr. Company
Wrigley Building
410 N. Michigan Avenue
Chicago, IL 60611

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/5/2003

Re: Wm. Wrigley Jr. Company
Incoming letter dated November 2, 2003

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

Dear Mr. Malovany:

This is in response to your letter dated November 2, 2003 concerning the shareholder proposal submitted to Wm. Wrigley by Robert D. Morse. We also have received a letter from the proponent dated November 12, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

108 601

Wm. WRIGLEY Jr. Company

WRIGLEY BUILDING • 410 N. MICHIGAN AVENUE
CHICAGO, ILLINOIS 60611

Telephone: 644-2121
Area Code 312



WRIGLEY'S DOUBLEMINT
WRIGLEY'S SPEARMINT
JUICY FRUIT
Big Red
Extra

WHOLESOME • DELICIOUS • SATISFYING

November 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
405 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wm. Wrigley Jr. Company Omission of Stockholder Proposal Pursuant to Rule 14a-8(h)(3)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of the following:

1. A letter dated September 16, 2003 from Robert D. Morse (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Wm. Wrigley Jr. Company (the "Company"), which includes the Proponent's proposal for action at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (collectively, the "Proposal").

2. This statement setting forth the reasons why the Proposal may be properly omitted from the Company's proxy statement (the "2004 Proxy Statement") for the 2004 annual meeting of stockholders (the "2004 Annual Meeting") pursuant to Rule 14a-8(h)(3) promulgated under the Exchange Act ("Rule 14a-8(h)(3)").

We wish to inform you (and, by copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position. We request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action against the Company if the Company omits the Proposal and its supporting statement from its 2004 Proxy Statement.

I. The Proposal

On September 16, 2003, the Company received the following Proposal from the Proponent:

"Management and Directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after



expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses."

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(h)(3) because neither the Proponent nor a qualified representative of the proponent attended the 2002 annual meeting of stockholders (the "2002 Annual Meeting") to present the Proponent's proposal for action at the 2002 Annual Meeting, which proposal was included in the 2002 proxy materials (the "2002 Proposal").

III. The Proposal May be Omitted Pursuant to Rule 14a-8(h)(3) Because Neither the Proponent nor a Qualified Representative Attended the 2002 Annual Meeting to Present the 2002 Proposal

A proponent of a stockholder proposal is required by Rule 14a-8(h)(1) to attend the stockholder meeting to present the proposal or, alternatively, to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent (or his or her qualified representative) fails to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meeting held in the following two calendar years.

The 2002 Proposal was included as Proposal 9 in the Company's definitive proxy materials for the 2002 Annual Meeting. The Proponent failed to appear at the 2002 Annual Meeting to present the 2002 Proposal and did not send a qualified representative to present his proposal on his behalf. The Company does not believe that the Proponent has shown good cause for his failure to appear at the Company's 2002 Annual Meeting. Therefore, under Rule 14a-8(h)(3), the Company is permitted to exclude any shareholder proposals submitted by the Proponent from its proxy materials for the 2003 and 2004 annual meetings.

A proposal from the same Proponent was omitted from the Company's 2003 proxy statement pursuant to Rule 14a-8(h)(3). The staff of the Division of Corporation Finance issued a "no-action letter" dated November 20, 2002 to the Company with respect to such omission. The Company believes that the current situation does not present any new issues.

IV. Conclusion

Based on the foregoing, the Company believes the Proposal and any other proposal submitted by the Proponent this year may be omitted in their entirety from the Company's Proxy Statement for the 2004 Annual Meeting. The Company seeks a determination by the staff of the Division of Corporate Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its proxy materials. If you have any questions or need additional information, please contact the undersigned at (312) 644-2121.

Sincerely,

Wm. Wrigley Jr. Company



By:
Name: Howard Malovany
Title: Vice President, Secretary and General Counsel

cc: Robert D. Morse

cc: Mr. Howard Malovany
Mr. Mark Monroe
~~Mr. Tunde Awodiran~~

SEP 19 2003

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 16, 2003

Office Of The Secretary
Wm. F. Wrigley, Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

Dear Secretary:

I find it necessary to rephrase my Proposal and Reasoning, due to mis-understanding that I only have one Proposal, the other wording, offering information to Shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail There is ample time prior to printing the Proxy Material..

My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 16, 2003

Office Of The Secretary
Wm. F. Wrigley, Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remmeration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Robert D. Morse

AUG 27 2003

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
Aug. 22 2003

Wm. F. Wrigley, Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

Office of The Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider deleting all rights, options, SAR's. and severance payments to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses.

REASONS:

It is noted that Shareowners are only allowed to make "requests" for Directors actions in this proposal, therefore the recourse is by voting "Against" when considering their election or re-election to office. Management is allowed to publish "reasons" to vote "Against", therefore this Proponent has the same privilege in their election or re-election requests.

"Abstain" is a non-vote and "Except" only a partial choice, if made to delete certain Nominees. Since most may be unknown to the majority of Shareowners, there is little accomplished in using that vote. Since about 1975, the States of DE,MD,NJ,NY, and VA have enacted laws, [Rules] which were accomplished after pressure from lobbyists which automatically guarantee that all Company offered nominees for Director will always be elected, there being only that number of names required, and there are no opponents. This is known as "Plurality" voting, a process whereby the ones receiving the greater amount of votes always are elected.. The word "Against" is deleted under the explanation that: "the shareowners might be confused into thinking that voting "Against", would win, when that is actually "unlawful" in those States of incorporation. Is this not a violation of the Constitution and/or The Bill of Rights ? Federal law should supercede State Law whenever conflicting.

Thank You, and please vote YES for this Proposal.

Robert D. Morse.
Robert D. Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

November 12, 2003

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
405 Fifth Street
Washington, DC 20549

Re: Wm. F Wrigley, Jr. Co
Letters of November 2nd & 11th 2003
Received November 12, 2003

Ladies and Gentlemen:

In reply to request to delete my proposal for a second year, namely, 2004, I will again state the following:

The Rule 14a-8[h][3] referred to as "reason for deletion" is discriminatory as before noted by this Proponent, since it imposes an unnecessary expense to attend Corporate meetings wherever Management chooses to hold them; enjoying use of Company funds to get themselves re-elected, and only reaching a minimal portion of Shareowners who may attend from that area. Since voting is requested prior to the date of meeting, there is no way a proponent can accomplish a material change in the outcome of the vote.

There are no stipulated criteria as to what constitutes a "valid reason for non-attendance", therefore, my claim is in order, and printing of Proposal is expected.

The continued reference in the informal printed reply that a person has recourse by use of the Federal Court System is secondary. The S.E.C. should be aware of the exclusionary impact of said Rule, and initiate the change without being forced into a court challenge as to its non-rightfulness. Corporate Counsel should likewise interpret my conclusion as correct, but this can become a "make work" policy from their point of view, and become another Corporate expense to defend; the sole purpose of which is to retain present Management in control of the disbursement of awards beyond base pay.

6 copies to the S.E.C.
2 copies for WWY & Counsel

Sincerely,

Robert D. Morse



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wm. Wrigley Jr. Company
Incoming letter dated November 2, 2003

The proposal relates to the deletion of all rights, options, SAR's, and severance payments.

There appears to be some basis for your view that Wm. Wrigley may exclude the proposal under rule 14a-8(h)(3). We note your representation that Wm. Wrigley included the proponent's proposal in its proxy statement for its 2002 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Wm. Wrigley omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,



Grace K. Lee
Special Counsel